Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Standard Microsystems Corporation
Commission File No.: 0-7422

Subject Company: Conexant Systems, Inc.
Commission File No.: 000-24923

Talking Points

Background
•	Carl Falcon will confirm that all Conexant contacts have been informed and are expecting your call
•	Call your Conexant contact to confirm your arrival if you will be visiting a Conexant facility
•	You will be presenting after the Conexant employees have participated in a conference call with Chris King and Scott Mercer
•	Although you may have seen some slides presented by Chris King describing this acquisition, you will use only the attached SMSC slides during your presentation
•	If you are meeting with Conexant employees, ask your Conexant contact to introduce you
•	SMSC employees will have heard about the announcement via our earnings call, press release and all employee email from Chris King
•	FAQ’s are available to employees of both companies

Talking Points
•
Thank you for meeting with us today.  (provide your own background – title, role, years at SMSC)  We are here to share information about our companies coming together and to hear from you.  We will answer questions as best we can and promise to keep the lines of communication open.

•
As you know SMSC and Conexant Systems, Inc. have announced that SMSC will purchase all outstanding shares of Conexant in a stock and cash transaction.  This has been approved by both Boards of Directors.

•	We expect the deal to actually close in the first half of calendar 2011. It is important to emphasize that until we close, we will be operating as separate companies.
•
Separate means that we will go about our business as usual until the close and not share information concerning designs, pricing, customers etc.  It also means that Conexant employees will continue with their same pay, benefits and roles during this regulatory review period.

•
SMSC and Conexant will work closely together to gather regulatory approvals in anticipation of closing the transaction.  During this time, we will better understand one another and make decisions about exactly how the company will be organized after the deal closes.

•
So, some of the questions that you naturally have will not be answered immediately.  Please know that I empathize with the fact that you would like to know about matters that concern your employment and career.

•
We are committed to transparent communication and including key stakeholders in the decision making process.  A joint integration team is being formed and more information will become available as plans begin to take shape.

•	Let’s go over some of the particulars of the deal.
•	Christine King will remain the president of SMSC and Kris Sennesael will remain the CFO.
•	Scott Mercer will not continue in an executive capacity with the combined company.
•
We are very pleased that Sailesh Chittipeddi, currently Conexant President and & Chief Operating Officer, will join SMSC upon close of the acquisition as Executive Vice President, reporting to Christine King.  Mr. Chittipeddi’s responsibilities will include oversight of all marketing and engineering functions for SMSC.

•	We will have an even stronger analog/mixed R&D team with over 900 talented engineers globally.
•
SMSC is especially excited about Conexant’s portfolio of products which will enable us to target a more expansive set of computing, connectivity, industrial and automotive product solutions, which focus on the connectivity ecosystem.  In addition, we believe the synergies of this deal will drive economies of scale and scope.  We already have established relationships at the same fabrication subcontractor – TSMC and we share many of the same test subcontractors.  Together we will be more competitive.

•	We expect the deal to be a winning one for employees of both companies as we all become stronger players with more resources at our disposal.
•	There are not any plans presently to close any Conexant locations or to change SMSC’s headquarters.
•	Once the deal closes all Conexant brands will become part of the SMSC brand portfolio
•	FAQs will be provided by the Conexant communications team
•	I would like to review a few slides on SMSC to help familiarize you with our company

Additional Information About This Transaction
In connection with the proposed transaction, SMSC will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of Conexant and a prospectus of SMSC.  The definitive proxy statement/prospectus will be mailed to stockholders of Conexant.  Conexant and SMSC urge investors and security holders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information about the proposed transaction.  You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by SMSC and Conexant with the SEC at the SEC’s website at www.sec.gov.  The proxy statement/prospectus (when it is available) and other documents filed by SMSC or Conexant with the SEC relating to the proposed transaction may also be obtained for free by accessing SMSC’s website at www.smsc.com by clicking on the link for “Investor Relations”, then clicking on the link for “SEC Filings” or by accessing Conexant’s website at www.conexant.com and clicking on the “Investors” link and then clicking on the link for “Financial Information” and then clicking on the link for “SEC Filings”.

Participants in This Transaction
SMSC, Conexant and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Conexant stockholders in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Conexant stockholders in connection with the proposed transaction, including the interests of such participants in the proposed transaction, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about SMSC’s executive officers and directors in SMSC’s definitive proxy statement filed with the SEC on June 14, 2010.  You can find information about Conexant’s executive officers and directors in Conexant’s definitive proxy statement filed with the SEC on December 10, 2010.  You can obtain free copies of these documents from SMSC or Conexant, respectively, using the contact information above.

Forward Looking Statements
Except for historical information contained herein, the matters set forth in this document are forward-looking statements about expected future events and financial and operating results that involve risks and uncertainties. These uncertainties may cause SMSC’s or Conexant’s actual future results to be materially different from those discussed in the forward-looking statements. These risks and uncertainties include risks relating to the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Conexant stockholders to approve the transaction; a failure to consummate or delay in consummating the Merger for other reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; and other risks relating to the  companies’ businesses set forth in their filings with the SEC.

Our forward looking statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. All forward-looking statements speak only as of the date hereof and are based upon the information available to SMSC and Conexant at this time. Such statements are subject to change, and SMSC and Conexant do not undertake to update such statements, except to the extent required under applicable law and regulation. These and other risks and uncertainties, including potential liability resulting from pending or future litigation, are detailed from time to time in SMSC’s and Conexant’s reports filed with the SEC. Investors are advised to read each company’s Annual Report on Form 10-K and quarterly reports on Form 10-Q filed with the SEC, particularly those sections entitled “Other Factors That May Affect Future Operating Results” or “Risk Factors” for a more complete discussion of these and other risks and uncertainties.